July 12, 2017

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: SEC letter dated June 29, 2017 regarding the Form 10-K for the Fiscal Year Ended December 31, 2016 filed February 21, 2017 by CNO Financial Group, Inc. (File No. 001-31792)

Dear Mr. Rosenberg:

The following information is provided in response to the comment in your letter dated June 29, 2017:

Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Liabilities for Insurance Products, page 167

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Staff Comment: "Please provide us an analysis explaining why disclosures for your health insurance, as mandated by ASU 2015-09, are not required. In particular, your disclosure on page 109, which states that you sell short-term insurance products such as Medicare supplement insurance, appears to indicate that these products are within the scope of this guidance."

Response: The Company has very few policies inforce that meet the criteria to be classified as short-duration insurance contracts. We no longer sell short-duration health insurance products and the few remaining policies are related to major medical policies that have been on claim for an extended period of time subsequent to us exiting this business. The total insurance liabilities on these policies is less than $.5 million. Given the size of the remaining block of short-duration insurance contracts (representing less than .002% of the Company’s total insurance liabilities) and after considering all factors, the disclosures required by ASU 2015-09 were determined not to be material to our consolidated financial statements. We have concluded the omission of these disclosures for such an insignificant number of inforce insurance contracts is unlikely to change or influence the judgment of a reasonable person.

Although the majority of the insurance liabilities related to Medicare supplement insurance are short-term liabilities in terms of their settlement period, such contracts do not qualify as “short-duration insurance contracts.” A short-duration insurance contract provides insurance protection for a fixed period of short-duration and enables the insurer to cancel the contract or to adjust the provisions of the contract at the end of any contract period. Medicare supplement contracts are guaranteed renewable and therefore, may not be canceled by the insurer under any circumstances and any adjustment to premium rates is subject to regulatory approval. Since coverage cannot be cancelled and there are restrictions on the insurer’s ability to change premium rates, the insured is entitled to certain guarantees. This extends the coverage beyond a short-duration and confirms the likelihood of such policies remaining inforce for several years (which is also consistent with the retention experience of our Medicare supplement block).

ASC 944-20-55-5 provides a specific example: “Accident and health insurance contracts may be short-duration or long-duration depending on whether the contracts are expected to remain inforce for an extended period. For example, individual and group insurance contracts that are noncancelable or guaranteed renewable (renewable at the option of the insured), or collectively renewable (individual contracts within a group are noncancelable), ordinarily are long-duration contracts.”

The disclosure on page 109 of our 2016 Form 10-K is describing our estimate of when obligations related to prior claims under our Medicare supplement insurance policies will be paid. The disclosure was not intended to suggest Medicare supplement contracts are “short-duration” contracts.

In future filings, we will modify this disclosure in an effort to avoid confusion as follows (with modifications noted in bold type): “For short-term insurance liabilities such as the claim liabilities related to Medicare supplement insurance, the future payments relate only to amounts necessary to settle all outstanding claims, including those that have been incurred but not reported as of the balance sheet date. We estimated these payments based on our historical experience and our expectation of future payment patterns.”

If you have any questions or further comments, please call me at (317) 817-6144.

Very truly yours,

/s/ John R. Kline
John R. Kline
Senior Vice President and
Chief Accounting Officer

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